KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

RECEIVED
2005 NOV -9 P 4:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 November, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

05012426

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release and Stock Exchange Announcement published by the Company on 1 November, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
NOV 10 2005
THOMSON
FINANCIAL

Franciska Janzon
Investor Relations Manager

KCI KONECRANES: STRONG ORDERS PUSH FULL YEAR SALES GROWTH OVER 25 %

Another quarter with excellent order intake: EUR 278.1 M
First nine months order intake growth 47.8 % (organic 34 %)
Sales growth is accelerating: first nine months 38.4 % (organic 21 %), third quarter 45.6 % (organic 31 %)
Operating profit improving: EUR 26.6 M (last year EUR 14.9 M)
Special cranes operating margin improved to 5.2 % in the third quarter
Full year top line growth expected to exceed 25 %
Process crane manufacturing in Berlin will end, restructuring charge of EUR 2.6 M to be booked in fourth quarter

	Third quarter			Three quarters			LY
MEUR	7-9/	7-9/	Change	1-9/	1-9/	Change	1-12/
SALES	05	04	%	05	04	%	04
Maintenance Services	101.3	81.7	24.0	286.3	239.5	19.5	344.6
Standard Lifting Equipment	89.8	58.6	53.3	223.4	157.8	41.6	231.2
Special Cranes	79.0	44.1	79.1	219.3	132.4	65.7	214.1
Internal Sales	-22.5	-14.3	57.6	-54.0	-42.1	28.3	-62.0
Sales total	247.6	170.1	45.6	675.0	487.6	38.4	728.0
Operating profit (EBIT)	12.5	8.7	44.1	26.6	14.9	78.7	31.3
Interests, net	-1.7	-0.6		-4.8	-2.0		-3.5
Other financial income and expenses	2.3	0.1		-9.6	0.5		-0.1
Income before taxes	13.2	8.2	61.1	12.3	13.4	-8.1	27.7
Net income	9.1	5.6	63.1	8.5	9.2	-8.4	18.4
Earnings per share, EUR							
- basic	0.64	0.40		0.60	0.66		1.31
- diluted	0.63	0.39		0.59	0.65		1.29
- excl. IAS 39 impact				0.71	0.65		
Cash flow from operations per share				1.87	1.29		1.20
ORDERS RECEIVED							
Maintenance Services	109.2	72.9	49.8	272.1	226.9	20.0	308.4
Standard Lifting Equipment	84.0	64.1	31.0	240.4	187.7	28.1	246.6
Special Cranes	114.0	53.5	113.0	324.7	157.6	106.1	243.7
Internal Orders	-29.0	-18.7	55.0	-62.7	-47.9	30.9	-61.9
Orders Received total	278.1	171.8	61.9	774.6	524.3	47.8	736.9
Order book at end of period				432.2	281.5	53.5	298.8

Comment on first nine months result:

The strong growth in the first half of the year continued and accelerated during Q3/2005. Orders and sales accelerated in all business areas. In addition to strong field services growth, also modernisation orders increased, improving year-to-date Maintenance Services orders growth to 20 %. Higher volumes continue to drive a solid margin improvement in Maintenance Services. Standard Lifting had again a record order intake and record sales of 89.8 MEUR. Volumes on all key markets developed well, North America being the strongest growth driver. Organic sales growth at 28 % demonstrates improved market shares. Rolling 12-month EBIT margin is stable at 9.0 %. Special Cranes had again strong order intake, with year-to-date orders growing 72 % organically. Sales were on the

same level as in Q2, giving 31 % organic sales growth during the first three quarters. The market for container handling equipment continued to be strong, with North America being the most important growth driver in this segment. Special Cranes EBIT margin improved to 5.2 % in Q3 from only 2.3 % in the first half of the year.

Comment on full year 2005 result:

Strong order intake is expected to continue. KCI Konecranes now expects full year sales growth to exceed 25 %. A one-time charge of 2.6 MEUR will be booked in Q4 in Special Cranes for costs related to the closure of process crane manufacturing in Berlin. After this charge the full year EBIT margin is expected to be close to or slightly above 5 %.

Pekka Lundmark, President & CEO:

KCI Konecranes delivered yet another quarter with growth rates that clearly exceed market growth. We expect strong order intake to continue. We have several important measures under way which all aim at improved margins. During the year we have been able to improve our margins slightly while sales are up 38 %, giving a significantly higher operating result in absolute terms. Our target is to continue to improve margins in all business areas, in accordance with the earlier announced long-term financial targets.

A major theme affecting our strategy going forward is the ongoing industry consolidation. We made two important acquisitions last year, Morris Material Handling in the UK and SMV Lifttrucks in Sweden. Both have contributed well to both our volume and profit development this year. Last week we announced the next step, the planned acquisition of the material handling division of R.STAHL AG in Germany.

Joining forces with Stahl would serve several purposes. First, the two companies' respective strengths and market positions complement each other in a very natural way. Stahl's highly specialised lifting applications, such as explosion proof systems, would together with our high volume standard lifting and heavy special cranes applications create an attractive total offering for virtually any industry. Second, the large installed base of Stahl cranes is an attractive target for maintenance services. And third, Germany is by a far the largest crane market in Europe and will continue to be so for a long time in the future. We see currently a lot of dynamism in the German labour market, potentially to be reflected in the level of industrial activity in the future. We want to be an attractive supplier to the German companies, regardless in what parts of the world they choose to operate.

Nine months (January-September) 2005 review

Orders received and order book

(All actual and comparable numbers - in brackets - from the previous year are in accordance with IFRS unless otherwise indicated.) Group total orders received were EUR 774.6 (524.3) million. The growth was 47.8 % (34 % organic). The order intake in Q3/2005 was EUR 278.1 (171.8) million or 61.9 % more than in Q3/2004 (45 % organic).

The order activity in Q3/2005 continued at high level and the growth accelerated in all three business areas.

The organic growth continued to be strong in Americas, Nordic, Eastern Europe and in Australia, while the growth in the rest of Europe was mainly attributable to acquisitions made last year.

The Group's total order book at the end of September reached again a new record level, EUR 432.2 (281.5) million, up by 53.5 % compared to Q3/2004. The value of the order book grew in all three business areas compared to Q3/2004 and the end of last year. The Group's total order book grew by EUR 133.4 million or 44.6 % compared to the end of last year.

The value of the maintenance contract base is not included in the order book. The contract base continued to grow as well.

Sales

Group total sales during January-September 2005 were EUR 675.0 (487.6) million. The growth was 38.4 % (21 % organic). The sales growth accelerated during Q3 to 45.6 % (31 % organic). Strong growth continued and accelerated during Q3 in all three business areas.

Growth was recorded in all major markets, but the fastest growth came from Asia, Australia, Nordic and North-East Europe.

Profitability

The Group's operating income was EUR 26.6 (14.9) million, up by EUR 11.7 million or 78.7 %. The operating income margin was 3.9 (3.1) %. The Q3 operating income was EUR 12.5 (8.7) million and corresponding margin 5.1 (5.1) %. The flat margin development in Q3 was affected by the business area Special Cranes, which had the fastest growth but the lowest margin.

Financing costs (the net of interest income and expenses) were EUR 4.8 (2.0) million. The growth in interest costs is caused by increased net gearing due to higher net working capital and acquisitions made at the end of last year. Other financial income and expenses were negative EUR 9.6 (+0.5) million. The fair value change on hedging instruments (IAS 39) had a negative impact of approx. EUR 8.1 million (H1/2005 = -10.9), which is recorded in other financial income and expenses. The effect of these other financial items in Q3/2005 was positive EUR 2.8 million. The fair value changes are largely affected by the volume of the non-euro based order book, receivables, payables and currency exchange rate changes. These value changes do not have any direct cash flow impact, but they cause short to medium term fluctuations on the Group's profitability and net income. The profit impact of IFRS/IAS 39 valuation and the impact of the first time application of hedge accounting is explained later in this review.

Group income before taxes was EUR 12.3 (13.4) million and EUR 13.2 (8.2) million during the third quarter.

The reported Group's income taxes were EUR 3.8 (4.1) million for the period based on an estimated 31 % tax rate.

Group net income was EUR 8.5 (9.2) million and the earnings per share EUR 0.59 (0.65). Group net income during the third quarter was EUR 9.1 (5.6) million or EUR 0.63 (0.39) per share.

The Group's return on capital employed (ROCE) was 13.2 (10.7) % and return on equity (ROE) 8.4 (8.3) %. The last twelve month (LTM) ROCE was 17.0 % and ROE accordingly 12.7 %.

The Group's profit accumulation within the year has never been even between different quarters, but there have been clear seasonal variations. The profit accumulation has typically been slow during the first half year and then accelerated towards the end of year. This earnings pattern is expected to repeat itself again during the current year.

IAS 39 valuation

The change from FAS accounting and valuation principles to IAS 39 relating to financial assets, liabilities and hedging derivatives has affected Group's operating income, financing costs, income before taxes and net income during the current year.

The January-September impact has been as follows:
Operating income EUR +5.5 million
Other financing items EUR -8.1 million
Income before taxes EUR -2.6 million
Net income EUR -1.8 million (-EUR 0.12 per share)

The Group's policy is to hedge non-euro based transactions (e.g. order book, balance sheet items and estimated cash flows). The ultimate goal of this policy is to minimise risks relating to order book margins and negative consequences of currency exchange rate changes in general. This policy has been continued.

During the third quarter the Group started to apply hedge accounting to certain large special crane projects where expected cash flows are highly probable. Hedging instruments (effective forward contracts) were earmarked against corresponding hedged projects. The transition was done by using so called FX-swap contracts. The total positive effect of the change of accounting policy is EUR 5.5 million before taxes and EUR 4.1 million after taxes. The FX-swap contracts caused a one-off positive result effect in Q3 (approx. EUR 3.6 million before taxes and EUR 2.7 million after taxes). The change did not affect on the Group's equity. This change into hedge accounting leads substantially to the same net income for the year than had it been applied since the beginning of the year and no difference in the Group's equity.

According to IAS 39 valuation principles hedging instruments, assets and liabilities are valued at market value at the end of each quarter causing value changes with no immediate cash impact. To the extent hedge accounting is applied these valuation differences are reported directly in equity and otherwise through statement of income.

The effect of forward points to the fair value is not part of the hedging relationship and is recognised in income statement immediately. Gains or losses that are reported in shareholder equity are transferred immediately as financial income or expenses in the income statement if the hedged item is sold or expires.

The profit impact of these valuation changes are largely dependent on the total volume of hedged items and EUR/USD exchange rate development. It is expected that there will be positive and negative valuation changes also in the future. However, because hedge accounting is now applied on certain special crane projects it is expected that the profit impact of the value fluctuations in the future will be less pronounced than earlier this year.

Cash flow and balance sheet

The cash flow before change in net working capital was EUR 38.4 (23.9) million and the cash flow from operations before financing items and taxes EUR 26.4 (18.1) million or EUR 1.87 (1.29) per share. The cash flow remained strong despite of fast growth.

Cash based financing costs, taxes and investing activities totalled EUR 22.2 (10.9) million. The cash flow before financing activities was 4.2 (7.2) million.

The Group's total net interest bearing debt was EUR 118.4 (50.6) million and the net gearing was 89.7 (34.6) %. Both figures are clearly higher compared to Q3/2004 due to acquisitions and continued growth. At the end of 2004 net debt was EUR 110.4 million and gearing 80.2 %.

The Group's solidity was 27.0 (38.0) % and the current ratio 1.21 (1.47). To back-up its financing the Group has EUR 200 million committed credit facility. At the end of the period approx. EUR 31 million of this facility was in use.

Currencies

The currency exchange rate fluctuations had only marginal translation effect on the Group's orders received, sales and operating income development. The strength of the euro against the US-dollar (or related currencies) continued to have a negative transactional effect on operating income through export from the euro-area. This development is expected to reverse itself in the future as the US-dollar (and related currencies) has continued to appreciate against the euro.

The IFRS/IAS 39 valuation impact on the Group's earnings has been explained in a separate chapter earlier in this report.

The consolidation exchange rates of some important currencies for the Group developed as follows:

The period end rates:

	Q3/2005	Q3/2004	Change %
USD	1.2042	1.2413	3.08
CAD	1.4063	1.5661	11.36
GBP	0.68195	0.69095	1.32
CNY	9.7444	10.2737	5.43
SGD	2.0353	2.0908	2.73
SEK	9.3267	9.0288	-3.19
NOK	7.877	8.328	5.73
AUD	1.5828	1.7151	8.36

The average rates:

	Q3/2005	Q3/2004	Change %
USD	1.2625	1.2256	-2.92
CAD	1.5463	1.6278	5.27
GBP	0.68506	0.67302	-1.76
CNY	10.391	10.227	-1.58
SGD	2.0913	2.0855	-0.28
SEK	9.2189	9.1625	-0.61
NOK	8.0525	8.4281	4.66
AUD	1.6434	1.6829	2.40

Capital expenditure

The Group's capital expenditures to tangible and intangible assets (including investment in associated companies or minority shares) were EUR 11.8 (7.6) million.

Personnel

At the end of September the total number of employees was 5068 (4345). The growth in personnel relates to acquired operations and organic growth in China.

Review by Business Area

Maintenance Services

Maintenance Services sales January -September 2005 were EUR 286.3 (239.5) million, up by 19.5 % (13 % organic). The operating income was EUR 18.6 (11.6) million. The growth in operating income was 60.3 % and operating margin 6.5 (4.8) %.

The positive profit development was delivered by higher volumes, improved productivity and a positive customer base development. The acquisition of UK-based Morris Material Handling Ltd (MMH) also contributed positively.

The maintenance contract base included 241,482 (226,648) cranes and hoists at the end of the period and the value of the contract base grew by 6 % from the end of last year.

The order intake was EUR 272.1 (226.9) million, up by 20.0 % (organic 12 %). The order growth accelerated and it was further boosted by a large modernisation order. The development was very favourable in North Americas, Nordic and Australia. The acquisition of MMH contributed to the growth in UK.

During the third quarter the development in the business area was as follows:

	EUR million	Change %
Orders received	109.2 (72.9)	+49.8
Sales	101.3 (81.7)	+24.0
EBIT	7.1 (5.1)	+39.2
EBIT margin %	7.0 (6.2)	

At the end of September there were 2892 (2623) persons employed in Maintenance Services. The growth relates to the acquisition of UK-based Morris Material Handling Ltd (MMH) and organic growth.

Standard Lifting Equipment

Standard Lifting Equipment sales were EUR 223.4 (157.8) million, up by 41.6 % (organic 28 %). The operating income was EUR 19.4 (13.3) million or 46.1 % higher than in January-September 2004. The operating margin was 8.7 (8.4) %.

Growth in sales volume and increased cost efficiencies through purchasing and outsourcing supported positive development in the business area's profitability. The weakness of dollar continued to shadow growth benefits. However, US-dollar has recovered reasonably from its twelve year low against euro only nine months ago.

This development together with the completion of the integration program regarding MMH's crane and hoist activities are expected to contribute positively during Q4/2005 and beyond.

The orders received were EUR 240.4 (187.7) million. The order growth was 28.1 % (organic 19 %) during three quarters and 30.9 % in Q3. The development was particularly good in North and Eastern Europe as well as in North America.

The order book in Standard Lifting came somewhat down from the record level at the end of June, but stayed 14.7 % higher than a year ago and it is 37.5 % up from the level at the end of last year.

The development in the business area during the third quarter was as follows:

	EUR million	Change %
Orders received	84.0 (64.1)	+31.0
Sales	89.8 (58.6)	+53.3
EBIT	8.5 (5.6)	+53.6
EBIT margin %	9.5 (9.6)	

At the end of September there were 1186 (1023) persons employed in Standard Lifting. The growth in personnel relates mostly to the acquisition of MMH.

Special Cranes

Special Cranes sales were EUR 219.3 (132.4) million, up by 65.7 % (organic 31 %). The operating income was EUR 7.3 (7.6) million. The operating margin was 3.3 (5.7) %.

The profitability improved during the third quarter. The operating income was EUR 4.1 (2.9) million and the operating margin 5.2 (6.6) % compared to the margin of 2.3 % during H1/2005.

The rapid growth and related ramp up costs are still burdening profitability. Process cranes are still too dependant on euro based high cost production. There are several actions in progress to improve flexibility and cost efficiencies. The new assembly plant in Shanghai, China is complete and production has started. An ownership stake in the Ukrainian crane company Zaporozhcrane and a strategic partnership with the Polish steel structure producer Mostostal Chojnice SA will provide new capacity at competitive cost.

A decision was made on the closure of the Process crane manufacturing and assembly operation located in Berlin. A one-time charge of EUR 2.6 million will be booked in Q4/2005. The operation in Berlin will concentrate in the future to the sales, marketing and project management of process cranes and related customer support. The closure of fabrication will affect approx. 40 people.

The order intake was EUR 324.7 (157.6) million. The growth was 106.0 % (organic 72 %) boosting the order book again to a new record level. The development has been strongest in the harbour and shipyard cranes.

The order book (the unrevenued portion of the total backlog) is now 84.8 % higher than a year ago and 53.4 % up from the year-end 2004.

The development during the third quarter was as follows:

	EUR million	Change %
Orders received	114.0 (53.5)	+113.0
Sales	79.0 (44.1)	+79.1
EBIT	4.0 (2.9)	+37.9
EBIT margin %	5.2 (6.6)	

The total number of employees was 869 (574) at the end of September. The growth relates mostly to the new factory in China and the acquisition of SMV Konecranes AB.

Zaporozhcrane is not consolidated into Group financials as a subsidiary. The Group aims to reduce its holding below 50 % and is in discussions with interested parties to join the venture. Had the company been consolidated the impact would not have been material.

Group costs and consolidation items

Group costs are not directly charged to the Business Areas and consist of common development costs (personnel, R&D, systems, group structure etc.), Group management, legal, finance and treasury functions. These costs were EUR 18.0 (17.3) million or slightly up from last year.

Group consolidation items were EUR -0.7 (-0.3) million. The growth relates to the growth in internal profit elimination.

There were 121 (125) people employed in the Group staff.

Changes in the Group organisation and structure

Mr Ari Kiviniitty, 48, M.Sc. (Eng.) was appointed Chief Technology Officer (CTO) and a member of the KCI Konecranes Group management team as of October 14, 2005. CTO is responsible for the company's technology strategy and development as well as quality management. Mr Kiviniitty reports to Pekka Lundmark, President and CEO.

Mr Jarmo Juntunen, 49, M.Sc. (Eng.) was appointed Director of Ports business unit. This newly established business unit focuses on growth in ports and intermodal terminals, supplying both new cargo handling equipment and related services. Mr Juntunen reports to Mr Mikko Uhari, President of Special Cranes business area.

in July 2005, the Group acquired two Swedish machine tool maintenance companies. Operations are small (combined annual sales close to EUR 2 million, 15 employees), but the acquisition marks the first entry to the machine tool maintenance market outside Finland. These two companies have been consolidated to the business area Maintenance Services since the acquisition.

During the third quarter the Group acquired a majority of the shares in Zaporozhcrane, the leading crane manufacturing company in Ukraine. Zaporozhcrane has manufacturing facilities with a railway connection including a foundry, forge and heat treatment plant. The premises are leased and they include 10 hectares of covered manufacturing space. The company is not consolidated in to the business area Special Cranes as the Group aims to reduce its shareholding below 50 %. The other shareholders would consist of the company's operative management and other investors. In addition to crane manufacturing and assembly work the company is well resourced for production of all kind of mechanical components and heavy steel structures also for other than crane applications.

Important events after the close of the third quarter

In line with the Group's general strategy of increasing capacity and flexibility by building up a network of certified manufacturing partners, KCI Konecranes announced on 20 October, 2005 an expansion of its co-operation with Mostostal Chojnice SA, the leading steel structure producer in Poland. KCI Konecranes and Mostostal Chojnice SA signed an agreement for contract manufacturing of process cranes intended primarily for the European market. The expanded co-operation was celebrated on the same day with an Inauguration Ceremony held at the Mostostal Chojnice factory in Poland.

On October 26, 2005 KCI Konecranes announced that it had entered into a Memorandum of Understanding (MoU) and exclusive negotiations with R. STAHL AG, Waldenburg, Germany, concerning a possible acquisition of their Material Handling division. The management of R. STAHL is convinced that, united with KCI Konecranes, R. STAHL Fördertechnik will be able to assume a better position medium to long term in a highly competitive market than it would as part of the R. STAHL technology group. The activities of KCI Konecranes and R.STAHL Fördertechnik have a good strategic fit. The products and market segments are highly complementary, with only limited overlap. The planned acquisition would provide important synergies and the access to a large global installed base.

In case of successful completion of the negotiations, the agreement on the sale of R. STAHL Fördertechnik to KCI Konecranes shall be signed by the end of November 2005. Subject to clearance by the respective merger control authorities, the transaction is expected to close by year-end 2005.

The planned transaction is expected to be EPS neutral in 2006 and contribute positively to earnings per share from 2007.

Comment on full year 2005 result:

Strong order intake is expected to continue. KCI Konecranes now expects full year sales growth to exceed 25 %. A one-time charge of 2.6 MEUR will be booked in Q4 in Special Cranes for costs related to the closure of process crane manufacturing in Berlin. After this charge the full year EBIT margin is expected to be close to or slightly above 5 %.

Helsinki, 1 November 2005
Board of Directors

Disclaimer

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Shares and shareholders

Subscription of shares with stock options

Pursuant to KCI Konecranes stock options, a total of 1,600 new KCI Konecranes shares were recorded in the Trade Register during Q3/2005. The new shares were subscribed for under the 1997 series.

Following these subscriptions KCI Konecranes' share capital was at the end of September 28,699,460 and the total number of shares was 14,349,730.

Share capital, share price performance and trading volume

KCI Konecranes Plc's share price increased by 18.43 % during January-September and closed at EUR 38,50. The period high was EUR 39.99 and period low EUR 29.80. The volume weighted average share price during the period was EUR 35.07. During the same period the OMX Helsinki Index increased by 26.36 %, the OMX Helsinki CAP Index by 28.63 % and the OMX Helsinki Industrials Index by 44.32 %.

The total market capitalization at the end of September 2005 was EUR 552 million, including 210,650 own shares held by the company, the 44th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 14,168,942 shares of KCI Konecranes Plc, which represents 99 % of the total amount of outstanding shares. In monetary terms the trading was EUR 496,958,374 million, which was the 31st largest trading volume of all companies listed on Helsinki Stock Exchange. The daily average trading volume was 74573 shares representing a daily average turnover of EUR 2.6 million.

The company's own shares

At the end of September 2005, KCI Konecranes Plc held 210,650 of the company's own shares with a nominal value of 421,300 euros. This corresponds to 1,47 % of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share.

Flagging notifications

The holdings of shares by the funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. (trade reg. 13-2670991) in KCI Konecranes Plc, had on October 10, 2005 reached 9.74% of the voting rights and 0.69% of the share capital in KCI Konecranes Plc.

Centaurus Capital J.P notified on 18 August 2005 that as a result of a share transaction concluded on 15 August 2005, the holdings of Funds managed by Centaurus Capital J.P and its direct and indirect subsidiaries had reached 5 % of the voting rights and share capital in KCI Konecranes Plc.

Important Orders

Here are some examples on orders received during July-September 2005. The list illustrates our reach, both in terms of customer base and geographical coverage.

Ports

KCI Konecranes was contracted for the design and supply of two Post Panamax Ship-to-Shore (STS) container cranes for Baltic Container Terminal (BCT) in Gdynia, Poland.

APM Terminals (APMT) ordered 10 RTGs for their US West Coast terminals- eight units destined for Los Angeles and two for Tacoma.

Port of Houston Authority (PHA), USA, ordered 12 RTGs to their new Bayport Terminal.

Georgia Ports Authority (GPA), USA, ordered 10 RTGs to their Garden City Terminal in Savannah.

Multi-Link Terminals, the Irish joint venture company between Containerships from Finland and Forth Ports Plc, ordered two RTGs for their terminal in St. Petersburg, Russia.

DP World, one of the world's leading container terminal operators, ordered five 16-wheel RTGs to Constantza South Container Terminal, Romania and four 8-wheel RTGs to the new green field Multimodal Caucedo terminal in the Dominican Republic, Zona Franca.

P&O Nedloyd, a leader in global shipping and international logistics, has ordered five 16-wheel all-electric RTGs for the new Los Angeles Container Terminal (LACT).

Primary Metals

Voestalpine Stahl GmbH ordered several process cranes for material handling, maintenance and repair purposes at their steel factory in Linz, Austria.

Alcan Primary Metals, Fort William, Scotland, ordered one 50 Ton CXT Industrial crane to be used for support work in their smelter shop.

Bechtel Inc, Montreal Canada ordered for Alcoa's Fajoraal aluminium smelter in Iceland, a 64 Ton CXT Industrial crane.

CST, part of Arcelor Group, ordered a process crane for a steel mill in Serra, Espirito Santo state, Brazil.

Rokas of Greece ordered components for two process cranes for Halyvourgiki Steel Mesh factory in Elefsis Greece.

SMI Steel - Alabama in Birmingham, AL, USA ordered a 110 Ton, CMAA Class F, Charge Crane for their steel mill melt shop.

Guixi Copper Mill in China ordered two 2 process cranes for handling of molten copper.

Power generation

Voith Siemens Hydro Kraftwerkstechnik GmbH & Co. ordered a power station crane for Ethiopia Gigel Gibe-Omo II, Hydropower plant to be used for the erection and maintenance of turbines.

ABB Hefei Transformer Co., Ltd in China ordered several process cranes for their transformer factory.

Mitsubishi Heavy Ind, Tokyo, Japan, ordered one 115 Ton turbine crane for the Huntstown Power Plant, near Dublin in Ireland.

Siemens AG of Germany ordered a 130 Ton turbine crane for the Kuriemat Power plant in Egypt.

Mitsubishi ordered a 105 Ton power station crane for the San Isidro II power plant in Chile.

SNC Lavalin Power, Inc in Redmond, WA, USA ordered four automated bucket cranes for new poultry litter biomass WTE plant in Benson, Minnesota.

KCI Konecranes received its largest modernisation order ever from Ringhals AB (part of the Vattenfall Group), Sweden covering twelve process cranes at the Ringhals nuclear power plant in Varberg.

Pulp and Paper

Metsä-Botnia Corporation, Finland, ordered multiple process cranes and light duty cranes to be used for various purposes at their pulp plant in Uruguay.

Statement of Income (MEUR)

	1-9/2005	1-9/2004	1-12/2004
Sales	675.0	487.6	728.0
Share of result of participating interest undertakings	0.2	0.0	0.0
Depreciation	-11.3	-9.3	-12.4
Impairment	0.0	0.0	-1.2
Other operating expenses	-637.2	-463.4	-683.1
Operating income	26.6	14.9	31.3
Interests, net	-4.8	-2.0	-3.5
Other financial income and expenses	-9.6	0.5	-0.1
Income before taxes	12.3	13.4	27.7
Taxes	-3.8(1	-4.1(1	-9.2
Net Income for the period	8.5	9.2	18.4
Earnings per share, EUR			
-basic	0.60	0.66	1.31
-diluted	0.59	0.65	1.29

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	9/2005	9/2004	12/2004
Fixed Assets	115.6	86.4	112.1
Inventories	158.0	101.6	114.1
Receivables and other current assets	260.5	217.2	267.0
Cash in hand and at banks	29.8	21.3	20.7
Total assets	563.9	426.5	513.9
Equity	132.1	146.3	137.7
Provisions	16.3	15.6	17.5
Long-term debt	57.7	49.2	24.8
Current liabilities	357.8	215.5	334.1
Total shareholders' equity and liabilities	563.9	426.5	513.9
Gearing %	89.7	34.6	80.2
Solidity %	27.0	38.0	29.1
Return on capital employed %, Last Twelve Months (LTM)	17.0	*	13.7
Equity/share, EUR	9.34	10.42	9.76

* The year 2003 figures were reported only according to FAS

Net Interest bearing liabilities (MEUR)

	9/2005	9/2004	12/2004
Long- and short-term interest-bearing liabilities	-148.7	-71.9	-131.4
Cash and cash equivalents and other interest bearing assets	30.3	21.3	21.0
Total	-118.4	-50.6	-110.4

Consolidated cash flow statement (MEUR)

	1-9/2005	1-9/2004	1-12/2004
Operating income before change in net working capital	38.4	23.9	42.8
Change in net working capital	-12.0	-5.8	-26.0
Cash flow from operations before financing items and taxes	26.4	18.1	16.8
Financing items and taxes	-11.2	-6.6	-9.2
Net cash from operating activities	15.2	11.5	7.6
Net cash used in investing activities	-11.1	-4.4	-38.0
Cash flow before financing activities	4.2	7.2	-30.4
Net cash used in financing activities	3.9	0.8	38.3
Translation differences in cash	1.1	0.1	-0.4
Change of cash and cash equivalents	9.1	8.1	7.5
Cash and cash equivalents at beginning of period	20.7	13.2	13.2
Cash and cash equivalents at end of period	29.8	21.3	20.7
Change of cash and cash equivalents	9.1	8.1	7.5

Statement of changes in Shareholders' Equity (MEUR)

	Share Capital	Other Restr. Capital	Minority Interest	Transl. Diff.	Fair value Reserves	Retained Earnings	Total Equity
Equity 12/2003	28.6	21.8	0.1	-5.7	0.0	105.4	150.3
Dividend distrib.						-14.0	-14.0
Chg in untaxed reserves						0.1	0.1
Transl. diff.				-0.2			-0.2
Share based payments recognised against equity						0.6	0.6
Other changes				0.1		0.2	0.3

Net profit for the period						9.2	9.2
Equity 9/2004	28.6	21.8	0.1	-5.8	0.0	101.5	146.3
Equity 12/2004	28.6	22.3	0.1	-6.1	0.0	92.7	137.6
Options exercised	0.1	0.8					0.9
Dividend distrib.						-14.8	-14.8
Chg in untaxed reserves						-0.6	-0.6
Cash flow hedge					-4.1		-4.1
Transl. diff.				3.7			3.7
Share based payments recognised against equity						0.9	0.9
Net profit for the period						8.5	8.5
Equity 9/2005	28.7	23.1	0.1	-2.4	-4.1	86.7	132.1

Contingent Liabilities and Pledged Assets (MEUR)

	9/2005	9/2004	12/2004
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.3	0.4	0.3
Own commercial guarantees	135.4	107.3	101.5
Guarantees			
For associated company's debt	0.0	0.8	0.8
For others	0.0	0.1	0.1
Leasing liabilities	30.1	18.1	22.5
Other liabilities	1.0	0.9	1.2
Total	172.7	133.4	132.3

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2005 Nominal value	9/2005 Market value	9/2004 Nominal value	12/2004 Nominal value
Foreign exchange forward contracts	382.2	-4.3	556.0	538.5
Interest rate swap	25.0	0.1	25.0	25.0
Total	407.2	-4.2	581.0	563.5

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. The hedged orderbook represents approximately one half of the total notional amounts.

Investments (MEUR)

	1-9/2005	1-9/2004	1-12/2004
Investment total (excl. acquisitions of subsidiaries)	11.8	7.6	11.8

Reconciliation of net income (MEUR)

	1-9/2004	1-12/2004
Net income according to FAS	10.2	23.0
Reversal of amortization of goodwill, IFRS 3 and IAS 36	1.9	2.6
Impairment, IAS 36	0.0	- 1.2
Employee benefits, IAS 19	- 0.8	- 1.1
Stock options, IFRS 2	- 0.6	- 0.8
Income taxes, IAS 12	0.9	1.5
Provisions, IAS 37	- 2.4	- 5.4
Other IFRS adjustments	0.0	- 0.2
Total IFRS adjustments	- 1.0	- 4.6
Net income according to IFRS	9.2	18.4

Reconciliation of shareholders' equity (MEUR)

	12/2003	9/2004	12/2004
Equity according to FAS	163.4	159.7	157.9
IFRS adjustments:			
Reversal of amortization of goodwill, IFRS 3 and IAS 36	0.0	1.9	2.6
Impairment, IAS 36	- 0.1	- 0.1	- 1.3
Employee benefits, IAS 19	- 15.0	- 15.8	- 16.1
Reserve for own shares, IAS 32	- 5.5	- 5.5	- 4.4
Income taxes, IAS 12	3.8	4.7	5.3
Provisions, IAS 37	5.4	3.0	0.0
Minority interest, IAS 1	0.1	0.1	0.1
Changes in accounting policy, IAS 8	0.0	0.0	- 4.9
Other IFRS adjustments	- 1.8	- 1.7	- 1.5
Total IFRS adjustments	- 13.1	- 13.4	- 20.2
Equity according to IFRS	150.3	146.3	137.7

Segment reporting:

Sales by Business Area (MEUR)

	1-9/2005	1-9/2004	LTM*	1-12/2004
Maintenance Services	286.3	239.5	391.4	344.6
Standard Lifting Equipment	223.4	157.8	296.8	231.2
Special Cranes	219.3	132.4	301.1	214.1
./. Internal	-54.0	-42.1	-73.8	-62.0
Total	675.0	487.6	915.4	728.0

LTM = last 12 months (full year 2004 ./. nine months 2004 + nine months 2005)

Operating Income by Business Area (MEUR)

	1-9/2005		1-9/2004		1-12/2004		LTM*
	MEUR	%	MEUR	%	MEUR	%	MEUR
Maintenance Services	18.6	6.5	11.6	4.8	22.1	6.4	29.1
Standard Lifting Equipment	19.4	8.7	13.3	8.4	20.7	9.0	26.8
Special Cranes	7.3	3.3	7.6	5.7	15.9	7.4	15.6
Group costs	-18.0		-17.3		-27.3		-28.0
Consolidation items	-0.7		-0.3		-0.1		-0.5
Total	26.6		14.9		31.3		43.0

LTM = last 12 months (full year 2004 ./. nine months 2004 + nine months 2005)

Personnel by Business Area (at the End of the Period)

	9/2005	9/2004	12/2004
Maintenance Services	2.892	2.623	2.685
Standard Lifting Equipment	1.186	1.023	1.028
Special Cranes	869	574	675
Group staff	121	125	123
Total	5.068	4.345	4.511
Average number of personnel during period	4.878	4.334	4.369

Order Intake by Business Area (Excl. Service Contract Base) (MEUR)

	1-9/2005	1-9/2004	LTM*	1-12/2004
Maintenance Services	272.1	226.9	353.7	308.4
Standard Lifting Equipment	240.4	187.7	299.4	246.6
Special Cranes	324.7	157.6	410.9	243.7
./. Internal	-62.7	-47.9	-76.7	-61.9
Total	774.6	524.3	987.2	736.9

LTM = last 12 months (full year 2004 ./. nine months 2004 + nine months 2005)

Order Book (Excl. Service Contract Base) (MEUR)

	9/2005	9/2004	12/2004
Order Book total	432.2	281.5	298.8

Sales by Market (MEUR)

	1-9/2005	1-9/2004	LTM*	1-12/2004
Nordic and Eastern Europe	153.1	76.9	217.0	140.9
EU (excl. Nordic)	214.9	158.5	279.0	222.5
Americas	185.5	149.2	251.5	215.1
Asia Pacific	121.5	103.0	167.9	149.4
Total	675.0	487.6	915.4	728.0

LTM = last 12 months (full year 2004 ./. nine months 2004 + nine months 2005)

Events on 1 November, 2005

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Telephone conference

A telephone conference for analysts and investors, in English, will begin at 4.00 p.m. Finnish Time (2.00 p.m. UK Time). Please call in at 3.50 p.m. The dial-in number is +44-20 7162 0181 (replay available for 48 hours at +44-20 7031 4064, code 631239).

Internet

This report and graphic material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording from the webcast presentation and teleconference will be available on the Internet later on 1 November.

Next report

KCI Konecranes will publish its Full Year 2005 report on 15 February 2006.

Graphics

A graphical presentation of this report is available on the Internet at www.konecranes.com/investor.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager, tel. +358-20 27 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 1 November, 2005 1.00 p.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 4,500 shares subscribed for with option rights pursuant to KCI Konecranes Plc's stock options under the 1999B (1,500 shares) and 2001A (3,000) series have been recorded in the Trade Register on 1 November, 2005.

Following these subscriptions KCI Konecranes' share capital increased by EUR 9,000, totalling EUR 28,708,460. The total number of shares increased by 4,500 shares to 14,354,230.

Trading in these shares will start on 2 November, 2005.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,900 employees in 35 countries.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media